Exhibit 99.1
For Immediate Release: May 5, 2010
For More Information, Contact:
Thomas C. Leonard, Senior Vice President and Chief Financial Officer
Phone: 603-913-2300
Fax: 603-913-2305
Pennichuck Corporation Announces First Quarter 2010 Results
MERRIMACK, NH (May 5, 2010) - Pennichuck Corporation (NASDAQ: PNNW) today announced that net income for its first quarter ended March 31, 2010 was $75,000, or $0.02 per share (diluted), on revenues of $7.4 million. Adjusted for non-operating eminent domain-related costs which totaled $99,000, first quarter earnings would have been $.03 per share (diluted). This compares to a net loss for the first quarter in 2009 of $(68,000), or $(0.02) per share (diluted), on revenues of $7.0 million. Adjusted for eminent domain-related costs which totaled $118,000, 2009 first quarter results would have been approximately breakeven.
The increase in earnings was due principally to increased water utility revenues of $476,000 and a decrease in interest expense of $94,000, offset in part by higher utility operating expenses of $183,000, lower Allowance for Funds Used During Construction (“AFUDC”) of $117,000, lower water management service operating income of $66,000 and increased income taxes of $94,000.
The increase in utility revenues resulted from higher water rates prospectively granted by the New Hampshire Public Utilities Commission to the Company’s Pennichuck Water utility subsidiary in August 2009. The increase in utility operating expenses was due principally to increased general and administrative costs and higher real property taxes including state utility taxes.
Commenting on the results for the quarter, Duane C. Montopoli, Pennichuck’s President and Chief Executive Officer, said, “We are pleased with this earnings improvement especially considering that our first quarter is typically our softest quarter in terms of water usage volumes. We are also encouraged by the fact that water usage volumes for the quarter were essentially flat with the same period in the preceding year. This is in contrast to the year-over-year consumption decline we experienced in the first quarter of last year relative to the preceding year, and suggests the economy may well be beginning to improve. It’s also a good sign that we are seeing increased interest by developers in new connections to our water systems.”

Commenting on the Company’s eminent domain dispute with the city of Nashua, Mr. Montopoli added, “Upon learning of the New Hampshire Supreme Court decision, Mayor Lozeau was quoted in the local newspaper as saying that she believes a private settlement is still in everyone’s best interest. Our board of director’s shares that view and, accordingly, we will continue to consider any and all credible acquisition proposals the city may wish to make.”
Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in New Hampshire through its three regulated water utilities. Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts. The Company’s real estate operations are involved in the ownership, management and commercialization of real estate in southern New Hampshire.
Pennichuck Corporation’s common stock trades on the Nasdaq Global Market under the symbol “PNNW.” The Company’s website is at www.pennichuck.com.
This news release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation. Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the implications of the New Hampshire Supreme Court’s March 25, 2010 decision affirming the eminent domain order of the New Hampshire Public Utilities Commission in favor of the City of Nashua, New Hampshire; the impact of an eminent domain taking by Nashua on business operations and net assets; legislation and/or regulation and accounting factors affecting Pennichuck Corporation’s financial condition and results of operations; the availability and cost of capital, including the impact on our borrowing costs of changes in interest rates; and the impact of weather. Investors are encouraged to access Pennichuck Corporation’s annual and quarterly periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation’s forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statement.

Pennichuck Corporation and Subsidiaries
Comparative Financial Results

Quarter Ended March 31:	2010	2009
Operating Revenues	$7,394,000	$7,023,000
Operating Income	$1,055,000	$830,000
Net Income (loss)	$75,000	$(68,000)
Earnings (loss) Per Common Share:
Basic	$0.02	$(0.02)
Diluted	$0.02	$(0.02)
Weighted Average Common Shares Outstanding:
Basic	4,654,531	4,252,560
Diluted	4,669,832	4,252,560

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